Consent of Independent Auditors

The Shareholder and Board of Directors of
Aetna Insurance Company of America:

We consent to the incorporation by reference in the registration statement on Form S-2 of Aetna Insurance Company of America (the "Company") of our reports dated March 25, 1998 with respect to the balance sheets of the Company as of December 31, 1997 and 1996, and the related statements of income, changes in shareholder's equity, and cash flows and the related schedule for each of the years in the three-year period ended December 31, 1997, which reports appear in the Company's 1997 Annual Report on Form 10-K and to the reference to our firm under the heading "Experts" in the Prospectus. Our reports refer to a change in method for accounting for guaranty-fund and other insurance related assessments in 1997.

                                                       /s/ KPMG Peat Marwick LLP

Hartford, Connecticut
April 6, 1998